Rajan Parmeswar, CPA Vice President, Controller and Chief Accounting Officer ParmeswarR@aetna.com tel: 860-273-7231 fax: 860-273-8989 151 Farmington Avenue, RT21 Hartford, CT 06156
August 19, 2014

VIA EDGAR CORRESP

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aetna Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-16095

Dear Mr. Rosenberg:

Pursuant to my phone conversation with Ms. Ibolya Ignat (the “Staff”) on August 14, 2014 and the request made by the Staff on that call, enclosed herewith please find Aetna Inc.’s (“Aetna’s”) response (references in this letter and enclosure to the terms “we,” “our,” or “us” refer to Aetna and its subsidiaries). For ease of reference, the Staff’s requests have been reprinted in the enclosure to this letter immediately prior to our response.

In connection with our response, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings with the Securities and Exchange Commission (the “Commission”);

•	Staff comments or changes to our disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 860-273-7231 if you or other members of the Staff have questions regarding our response.

Sincerely,

/s/ Rajan Parmeswar
Rajan Parmeswar

Enclosure

Enclosure - Response to the Staff’s request of Aetna made during the August 14, 2014 phone call. Staff request reprinted in italic text - Aetna response follows

During the phone conversation on August 14, 2014 with Rajan Parmeswar, the Staff requested that our disclosures relating to Level 2 debt securities in future filings conform to the response contained in our July 23, 2014 letter to the Commission.

Our Response: In response to the Staff’s comment, in future filings with the Commission beginning with our third quarter 2014 Form 10-Q, we propose the following disclosure (the underlined portion marks the proposed change from the disclosure on page 108 of our 2013 Annual Report, Financial Report to Shareholders (our “Annual Report”, which is Exhibit 13.1 to our 2013 Annual Report on Form 10-K)):

Debt Securities - Where quoted prices are available in an active market, our debt securities are classified in Level 1 of the fair value hierarchy. Our Level 1 debt securities are comprised primarily of U.S. Treasury securities.

The fair value of our Level 2 debt securities are obtained using models such as matrix pricing, which use quoted market prices of debt securities with similar characteristics, or discounted cash flows to estimate fair value. We review these prices to ensure they are based on observable market inputs that include, but are not limited to, quoted prices for similar assets in active markets, quoted prices for identical assets in inactive markets and inputs that are observable but not prices (for example, interest rates and credit risks). We also review the methodologies and the assumptions used to calculate prices from these observable inputs. On a quarterly basis, we select a sample of our Level 2 debt securities’ prices and compare them to prices provided by a secondary source. Variances over a specified threshold are identified and reviewed to confirm the price provided by the primary source represents an appropriate estimate of fair value. In addition, our internal investment team consistently compares the prices obtained for select Level 2 debt securities to the team’s own independent estimates of fair value for those securities. We obtained one price for each of our Level 2 debt securities and did not adjust any of these prices at December 31, 2013 or 2012.